RATIFICATION OF ACTIONS

I, Gordon Badger, do hereby certify that on June 30, 2003, I was the sole officer and director of Creemore Star Press, Inc., and Ontario Canada company.

I hereby further certify that I have ratified, confirmed and approved:

      1. The election of Mr. Smitten as President and Director of Creemore and my resignation of said positions on said date.

      2. It was my sole decision to resign and authorize Mr. Smitten to sign the Literary Marketing Rights Agreement on behalf of himself and the Company as I felt he would be leading the Company in the future and this was the appropriate course of action. This authorization is ratified, confirmed and approved.

      3. All of these actions are valid, binding and enforceable against the Company, and to the extent my signature is necessary to make them so, by signing this Ratification below I hereby take such action.


/s/  Gordon Badger
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Gordon Badger